Exhibit 12.1

Fluor Corporation

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in thousands)

	Full Year 2007	Full Year 2008	Full Year 2009	Full Year 2010	Full Year 2011	Three Months Ended March 31, 2012

Earnings from continuing operations before income taxes	$659,903	$1,141,694	$1,136,788	$559,596	$1,001,816	$240,800

Add (subtract):
Equity in (earnings) from less than 50% owned investees, net of distributions	(16,104)	(12,014)	(3,699)	12,343	19,225	(7,857)
Noncontrolling interests in earnings before income taxes	(19,384)	(34,327)	(49,973)	(84,526)	(105,656)	(22,596)
Fixed charges	82,055	80,242	45,122	46,778	42,132	13,827
Total	$706,470	$1,175,595	$1,128,238	$534,191	$957,517	$224,174

Fixed charges:
Interest expense	$32,707	$18,439	$10,054	$10,616	$15,601	$6,881
Portion of rental expense representative of interest factor*	49,348	61,803	35,068	36,162	26,531	6,946
Total fixed charges	$82,055	$80,242	$45,122	$46,778	$42,132	$13,827

Ratio of earnings to fixed charges	8.61x	14.65x	25.00x	11.42x	22.73x	16.21x

* Considered to be representative of interest factor in rental expense.